

October 11, 2019

Timothy A. Spangler, Esq.
Dechert LLP
650 Town Center Drive, Suite 700
Costa Mesa, CA 92626

> Re: Franklin Templeton Trust (the "Trust")
> File Nos. 811-23471; 333-233596

Dear Mr. Spangler:

We have reviewed the registration statement that the Trust filed with the Commission on Sept. 3, 2019 on Form N-1A. The registration statement concerns an offering of common shares in the Franklin Blockchain Enabled U.S. Government Money Fund (the "Fund"), an investment portfolio of the Trust. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. We note that a number of the comments below were provided orally to the Fund previously, consistent with the request for engagement outlined in the January 18, 2018, Letter from Dalia Blass. *See* Letter from Dalia Blass, Director of the Division of Investment Management of the U.S. Securities and Exchange Commission, to Paul Schott Stevens, President & CEO of the Investment Company Institute, and Timothy W. Cameron, Asset Management Group – Head of the Securities Industry and Financial Markets Association, (Jan. 18, 2018) available at: https://www.sec.gov/divisions/investment/noaction/2018/cryptocurrency-011818.htm.

2. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

3. Please supplementally explain if the Fund has submitted or intends to submit an exemptive application or no-action request in connection with the registration statement, or if the Fund anticipates requesting such relief in the future.

4. The Fund is named the Franklin Blockchain Enabled U.S. Government Money Fund. The name of the Fund, specifically the phrase "Blockchain Enabled," could suggest that the Fund's strategy includes investments that use blockchain technology. Under rule 35d-1(a)(2) of the Investment Company Act of 1940 ("the '1940 Act"), a fund with a name suggesting that the fund focuses its investments in a particular investment or industry, must have a policy to invest, under normal circumstances, at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in that investment or industry. As the Fund must invest at least 99.5 percent of assets in government securities to comply with Rule 2a-7 of the 1940 Act, please explain to us why the name is not misleading within the meaning of rule 35d-1(a)(2) or revise the Fund's name by removing the term "Blockchain." Further, given that the Fund's disclosure describes the Fund's shares as "blockchain-based," but the official records for the Fund's share ownership will be maintained by the Fund's transfer agent, please explain why the term "Blockchain Enabled" is appropriate and not misleading in the Fund's name under Section 35(d) of the 1940 Act or revise the Fund's name by removing "Blockchain Enabled."

Prospectus

Fees and Expenses of the Fund – page 1

5. The staff notes the Fund will maintain two sets of records. The Fund's transfer agent will maintain the official record of share ownership, while an electronic distributed ledger (hereinafter, "blockchain") of transaction data will also be kept. Please supplementally explain if the Fund will incur expenses associated with the Fund's secondary method of recording share transactions on the blockchain. If so, please explain who pays these costs. If the Fund pays these costs, explain if they are included in the line item "Other Expenses" in the Fund's fee table.

Principal Investment Strategies – pages 1- 2

6. The sixth paragraph on page 2, titled *Blockchain-based shares; no investment in cryptocurrencies*, discloses the Fund's recording of transactions on the blockchain. Please add a heading to this paragraph to clarify that blockchain is an *operational* aspect of the Fund (accordingly, the heading should distinguish this section from the immediately preceding paragraphs disclosed under the heading "The Fund invests in:"). In the heading, please avoid the term "Blockchain-based shares" as it could suggest investment in cryptocurrency or blockchain-based companies and may be misleading to investors. Within this paragraph, please disclose:

    a. A plain English explanation of blockchain technology. Consider providing a cross-reference to the more detailed explanation of the blockchain later in the registration statement.

    b. That the secondary recording of Fund shares on the blockchain does not affect the investments the Fund will make.

    c.   That the Fund is a money market fund, and accordingly will invest in government securities consistent with Rule 2a-7 of the 1940 Act.

    d.   That the Fund expects the operational differences of this Fund will have little, if any, effect on Fund shareholders currently.

Furthermore, the disclosure in this paragraph states, "[a]lthough the Fund's transfer agent will maintain the official record of share ownership in book-entry form, shares will also be recorded on the Stellar network, an electronic distributed ledger."

    e.   Please clarify if the transfer agent will maintain both the book-entry and electronic ledger or if a third party will keep the electronic ledger.

    f.   If a third party is involved, please supplementally explain if the Fund will incur additional costs, how those costs will be disclosed to shareholders, and whether the third party contract will be approved by the Board.

7. The seventh paragraph on page 2 states:

At this time, shares of the Fund are not currently available for purchase, sale or transfer from one shareholder to another shareholder (or potential shareholder) ("peer-to-peer") on the blockchain or in any secondary trading market. The Fund's investment manager believes that blockchain-based shares will provide increased transparency to Fund shareholders and may, in the future, permit reduced settlement times and provide other benefits to Fund shareholders.

    a.   With regard to the first phrase of the second sentence, if the Fund at launch will have "increased transparency," please add disclosure to explain how the use of the blockchain ledger increases transparency. If increased transparency is a prospective feature of the Fund, please move the disclosure consistent with comment (b) below.

    b.   With regard to the remainder of the paragraph, the disclosure describes attributes of the Fund that, although not available currently, may be in the future. Please move all discussions of prospective attributes of the Fund to a location of lower prominence after the summary prospectus. In that section, please clearly describe the prospective features of the Fund, and that these features are not currently, and possibly may never be, available to investors. Please also address any other known plans for the future of the Fund that were not covered in this registration statement.

Principal Risks – pages 2- 3

8. The paragraph titled, "*Blockchain-Based Shares,*" discloses the risks associated with the use of blockchain. Please modify the disclosure as noted below.

a. The disclosure states, "[a] discrepancy between the blockchain record and the official record of share ownership, could result in a delay of the processing of a purchase and redemption order." However, as the transfer agent's book entry will be determinative, we are unclear as to why any discrepancies on the blockchain would be relevant. Accordingly, please briefly disclose why delays may occur and elaborate on the length of a delay investors might experience. Furthermore, please supplementally confirm that despite any processing delays, shareholders will receive payment for a redemption request within 7 days as required by Section 22(e) of the 1940 Act.

b. The disclosure states, "[t]he use of distributed ledger technology is untested for mutual funds." Consider disclosing that the untested nature of the technology is the Fund's reason for using it only as a secondary method of recording share transactions while continuing to use the book-entry method as the primary and official method for recording shares.

Purchase and Sale of Fund Shares – pages 3

9. The first paragraph of this section states, "You may purchase or redeem shares of the Fund at any time through the App… ." Other than a cross-reference to the App in *Performance* above, this is the first reference to the App in the registration statement. Please revise the paragraph as follows.

a. Please clarify the App is a mobile application that investors will use to transact shares. If there is also an accompanying web platform, please disclose.

b. Please disclose the specific name of the App and disclose that investors must download the App to open an account with the Fund.

c. Please disclose that investors may only purchase and redeem Fund shares online using the App. Consider providing a cross-reference to the information provided in *Account Application* and *Privileges via the App* on page 12.

d. Please disclose in the prospectus, that the Fund will conduct anti-money laundering and *Know Your Customer* ("AML/KYC") checks on all shareholders.

e. Supplementally, please describe the AML/KYC procedures the Fund will use, and discuss how the Fund will verify the identity of the users of the App.

Fund Details

Principal Risks – pages 5 - 7

10. In the first paragraph of the "*Blockchain-Based Shares*" risk, the disclosure states, "[u]sers of the Stellar network must pay transaction fees…to the Stellar network in order to validate a transaction. ... These transaction fees will be the responsibility of the investment manager or its affiliates or a third party."

    a. Supplementally explain whether the investment manager or third party will seek reimbursement of these fees from Fund shareholders, and if so, whether this cost will be reflected in the fee table.

    b. Please supplementally identify the third party and explain the circumstance upon which the third party would be responsible for these fees.

11. In the first sentence of the third paragraph of this section, the disclosure states, "[u]pon the creation of an account through the App, a blockchain wallet and a corresponding public and private key pair will be created for each investor."

    a. Will the public and private key pairing of the investor's account be meaningful at Fund launch? If not, please move the discussion of the blockchain wallet and key pairs to the discussion of prospective attributes of the Fund. Disclose here only the information investors need to use their account to transact in the current Fund.

    b. If the creation of the blockchain wallet and private/public keys have current relevance to an investor's transactions in the Fund, please revise the disclosure in this paragraph to describe clearly and in plain English how these aspects of the investor's account with the Fund will work. In doing so, please explain technical terms in more simplified language. Please make similar changes to the disclosure on page 12 of the SAI.

    c. Additionally, please provide to us additional details concerning the wallet and public/private keys. Specifically, who will create the wallet? Is it generated by the Stellar blockchain?

12. At the top of page 7, the disclosure states, "[a] third party digital asset custodian will be responsible for custody of the private keys associated with each shareholder's shares."

    a. Please identify the custodian responsible for the private keys.

    b. Please supplementally confirm that any costs associated with the custodian responsible for the private keys will be reflected in the Fund's fee table.

    c.   Please supplementally explain whether any additional third party service provider will be retained to maintain the blockchain ledger or other digital aspects of the Fund. If so, please disclose.

13. In the second bullet of the first full paragraph of page 7, please revise in plain English the phrase "or by which the validity of a copy of such ledger can be mathematically proven utilizing cryptographically-secured distributed ledger technology."

14. In the second sentence of the second full paragraph of page 7, the disclosure states, "[d]uring a network delay, it will not be possible to record transactions in the shares on the blockchain. Should such a delay occur for an extended period of time, the Fund could choose to effect transactions with shareholders manually…until such time as the network has resumed normal operation."

    a.   Please supplementally explain the extent to which a network delay has occurred, if applicable.

    b.   Please supplementally explain how the Fund will meet its redemption requests within 7 days in compliance with Section 22(e) of the 1940 Act if a network outage occurs for an extended period of time.

15. Consider including in this section summaries of the disclosure provided in *Blockchain Regulation* and *Operations and Technology* on pages 14-15 in the SAI. In particular, consider disclosing further information on the regulatory concerns which may arise due to the differences between the way shares are issued and recorded compared to shares in a traditional mutual fund. Additionally, consider further disclosure concerning the risks that arise due to the use of "complex information technology and communication systems" and the costs associated with mitigating and correcting those risks.

Manager of Manager Structure – page 8

16. This section describes the Fund's use of sub-advisers. Does the Fund anticipate using a sub-adviser? If not, please delete this section or otherwise revise as appropriate.

Your Account; Buying Shares – page 11

17. In this section, the disclosure states,"[t]he Fund does not permit investments by financial intermediaries, including…broker-dealers or other intermediaries on behalf of their customers." Shares of the Fund appear to be digital asset securities within the meaning of the joint SEC-FINRA guidance of July 2019, and therefore there is currently no guidance on how they may be custodied by brokers. *See*, Joint Staff Statement on Broker-Dealer Custody of Digital Asset Securities, July 8, 2019, at https://www.sec.gov/news/public-statement/joint-staff-statement-broker-dealer-custody-digital-asset-securities. Accordingly, please consider clarifying whether broker-dealers will be able to hold securities of the Fund in street name on behalf of their customers.

Privileges via the App – page 12 - 13

18. On page 13, the disclosure states, "[u]sing the App means you are consenting to sending and receiving personal financial information over the Internet, so you should be sure you are comfortable with the risks." Please provide a cross-reference to the disclosure of risks associated with using the blockchain ledger.

Frequent Trading Policy – page 14-15

19. In this section, the disclosure,"[t]hrough its transfer agent and the Stellar network, the Fund performs ongoing monitoring of shareholder trading in shares of the Fund…in order to try and identify shareholder trading patterns that suggest an ongoing short-term trading strategy." As the Fund will use a public, non-permissioned blockchain, please explain to us whether determining frequency of trading by referring to the Stellar network, rather than solely to the transfer agent, may be complicated by the higher risk of hacking or a security breach of the blockchain.

Statement of Additional Information

Goals, Strategies and Risks pages 2 – 3

20. On page 2, the third *fundamental investment policy* states the Fund may not:

    [m]ake loans if, as a result, more than 331/3% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC. This limitation does not apply to… loan participations *and/or engaging in direct corporate loans in accordance with its investment goals and policies*… (emphasis added).

    Please explain supplementally why the Fund's "engaging in direct corporate loans" does not apply to the limitations on the Fund's ability to make loans under the 1940 Act.

21. On page 3, the seventh *fundamental investment policy* states the Fund may not "[i]nvest more than 25% of its net assets in securities of issuers in any one industry (other than…*securities of other investment companies*…). Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the Fund will consider the investments of its underlying investment companies, if any, when determining the Fund's compliance with its concentration policies.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the Registration Statement. Where no change will be made in response to a comment, please note that in a cover letter or separate correspondence and briefly state the basis for your position.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel

cc. Marianne Dobelbower